Mail Stop 3561


September 9, 2005



Mark P. Mays
Clear Channel Outdoor Holdings, Inc.
200 East Basse Road
San Antonio, Texas 78209

      	Re:	Clear Channel Outdoor Holdings, Inc.
      		Registration Statement on Form S-1
      		File No. 333-127375
      		Filed August 10, 2005

Dear Mr. Mays:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. The page numbers cited in our comments refer to the courtesy copies of the registration statement.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *
1. We note that the $2.5 billion intercompany note was issued by your subsidiary on August 2, 2005 and subsequently distributed to Clear Channel Communications as a dividend on its common stock. In your response letter, please explain the business purpose for the issuance of the note and the subsequent distribution to Clear Channel Communications. In particular, tell us the relationship between the note`s issuance and the current offering of Class A common stock. For example, indicate whether the note was issued and distributed as consideration for the "transfer to [you] of certain assets related to
[your] business not currently owned by [you]," as described on page
1.

2. Please be advised that, prior to any distribution of preliminary prospectuses, you should include the price range, the size of the offering, and all other required information in your amended registration statement so that we may complete our review. Refer to
Items 501(b)(2) and 501(b)(3) of Regulation S-K, Rule 430A of Regulation C, and Release No. 33-6714.

3. Please provide us with any graphics, pictures, or artwork that will be used in the prospectus.

Outside Front Cover Page
4. The information on the outside front cover page should be limited to that required by Item 501 of Regulation S-K or is otherwise material. Please revise the third paragraph on the outside front cover page to discuss only such information. Consider, for example, whether the conversion features of the Class B stock, which is not being offered pursuant to the registration statement, need to be discussed on the cover page.
5. We note that the managing underwriters are not identified on the cover page, as required by Item 501(b)(8) of Regulation S-K. To the extent that such underwriters have been retained, please disclose their identities on the cover page.

6. Please refer to the page following the cover page. Move the paragraph regarding the company`s trademarks to another section of the prospectus.

Prospectus Summary, page 1
7. The business description provided on pages 1-6 is too lengthy, contains information better-suited for the "Business" section, and is repetitive of the information in the prospectus` body. For example, the "Our Competitive Strengths" and "Our Strategy" sections merely repeat the information provided in the "Business" section. Item 503(a) of Regulation S-K and part IV.C. of Release No. 33-7497 state that you should limit the summary to a brief overview of the offering`s key aspects. Please revise accordingly. Further, as part of your revisions, we remind you to ensure your summary disclosure provides a balanced picture of your operations, financial condition, and structure. For example, please disclose your history of net losses, retained deficit and significant debt obligations.
8. The second italicized paragraph explaining what "the company" "we," and "us" mean is unnecessary and should be deleted. If you make your disclosure clear from its context, you do not need to define these terms.
9. You mention on the page 1 that you provide advertising opportunities through "other out-of-home displays." Your summary, however, describes only billboards, street furniture, and transit displays. Please briefly describe the "other out-of-home displays" that the company offers.
10. Please refer to the "Leading positions in key markets" discussion on page 2. Please explain briefly what being a "designated market area region" signifies.
11. Please refer to the "Business model with significant financial flexibility" discussion on page 2. We note the use of vague phrases such as "relatively high levels of cash flows" and "consistent revenue growth." Provide quantified disclosure that supports such characterizations. Explain what you mean by "relatively" high levels of cash flows. Are you comparing your cash flow to your competitors?
12. Clarify the way in which your management is "proven" on page
3.
13. Please refer to the "Capitalize on global network..." section on page 3. Using clearer language, explain the meaning of the statement
"these attributes allow us to amortize investment costs over a broad asset base."
14. Please refer to "The Offering" section on page 7. Explain what the company means by "total economic interest of [your] common stock" that would be held by Clear Channel Communications after this offering.
15. Rather than stating "a portion of the outstanding balance," please state the amount of the intercompany notes that will be paid with the proceeds of this offering. Revise the "Use of Proceeds" section accordingly.

Risk Factors, page 14
16. Please revise your subheadings so that they better reflect the risks discussed. Currently, some of your risk factor subheadings simply describe facts (e.g., "We face intense competition in the outdoor advertising industry;" "We are a controlled company..."), without mentioning the adverse result to you or your investors. Also revise those risk factor subheadings that are generic and could apply
to any issuer in any industry, such as "Future acquisitions could have adverse consequences on our existing business or assets" and "We may be adversely affected by the occurrence of extraordinary events."
17. Please revise to ensure that all risk factor discussions focus on
describing risks, not just facts about the company and its
business.
For example, the risk factor "Our results of operations vary from quarter to quarter" on page 16 describes the variation in financial results; revise to better describe the resulting risks.
Similarly,
please revise the risk factor "If Clear Channel Communications spins
off our high vote Class B common stock..." on page 26.
18. Certain risk factor discussions are overly generic and should be
revised to be more specific.  For example, the risk factor
discussion
"Future acquisitions could have adverse consequences..." on page
16
should explain why the company, in particular, faces these risks. Similarly, the risk factor "Anti-trust regulations may limit future acquisitions" on page 16 is overly generic. If your company faces particular scrutiny from these regulators due to your dominant market position, this fact should be discussed in the risk factor.
Please
revise all other risk factors discussions that are similarly generic.

We have incurred net losses..., page 14
19. Please explain briefly the known reasons that the company believes may cause a "reduced demand for [your] advertising products" and "underutilization of [your] advertising faces."

Government regulation of outdoor advertising..., page 14
20. Please refer to the third full paragraph ("From time to time..."). Describe the impact that the amortization ordinances adopted by municipalities within your existing market had on your business and financial results, if any. Provide a similar discussion for the impact of the taxes passed by certain jurisdictions on your outdoor advertising revenues.
21. The last paragraph describes international regulations of outdoor advertisers, not risks stemming from such regulations. Please revise to focus on describing the risks.

Doing business in foreign countries..., page 15
22. Please expand your explanations of how each of the risks listed on pages 15-16 could affect the company. In addition, expand your discussion of the "substantial tax liabilities" that could result if cash is repatriated back to the U.S.

The success of our street furniture..., page 16
23. Please explain in greater detail the reasons why you may not "successfully negotiate or complete [your] contracts" for advertisements on street furniture and transit products. For example, if the bidding for these contracts is highly competitive, this fact should be disclosed.




After this offering, we will have substantial debt obligations..., page 17
24. Please quantify the debt service obligations anticipated after this offering and consummation of the related transactions.

Additional restrictions on outdoor advertising..., page 18
25. Please quantify the revenues derived from the outdoor advertising for tobacco products and alcohol products in recent fiscal years.

We may be adversely affected by the occurrence of extraordinary events, page 19
26. Revise to address the anticipated impact of the damage associated with Hurricane Katrina in the Gulf Coast region on your business and financial condition, if material. Provide corresponding MD&A disclosure if necessary.

Because Clear Channel Communications controls..., page 20
27. Please discuss the degree of control that Clear Channel Communications has on your company, including the ability to deter any change of control attempts, due to the various agreements between
Clear Channel Communications and your company, e.g., trademark license agreement, intercompany note, master agreement, and the corporate services agreements.

If Clear Channel Communications engages in the same type of business..., page 21
28. Please briefly elaborate on the nature of the "corporate opportunity policy" and explain why such policy poses a risk. For example, you should state here that, under the policy, Clear Channel
Communications, rather than your company, will have the right to any corporate opportunity arising from a potential transaction in which both companies have an interest.

Any deterioration in the financial condition..., page 24
29. Please explain in greater detail how deterioration in Clear Channel Communications` financial condition would increase your company`s borrowing costs or impair your company`s ability to access the capital markets. Similarly, explain how Clear Channel Communications can "enter into agreements or adopt policies" that may limit your ability to issue equity, incur debt, or meet your liquidity needs.





Use of Proceeds, page 29
30. Please state the current outstanding balances of the $1.4 billion
and $73.0 million intercompany notes.  We note from page 52 that, as
of June 30, 2005, the company had approximately $1.7 billion of debt.
31. Please state the amount of the balance of the "Due from Clear Channel Communications" intercompany account that will be used to reduce the outstanding amounts of the $1.4 billion and $73.0 million intercompany notes.  Quantify the expected amount of the notes that
will be considered as a contribution of capital by Clear Channel
Communications.
32. Based on your disclosure, it appears that the proceeds will be used to repay only the amounts due under the $1.4 billion and $73.0 million intercompany notes. The relevance of the $2.5 billion intercompany note in the Use of Proceeds section is unclear. Please either move the discussion of this third note to another part of the prospectus or explain its relevance to us.

Unaudited Pro Forma Combined Statements of Operations, page 34
33. Please separately present a line item for the weighted average common shares outstanding used to calculate historical and pro forma basic and diluted income (loss) before cumulative effect of a change in accounting principle per common share.

Notes to Unaudited Pro Forma Combined Balance Sheet, page 37
34. Please present these transactions gross on the pro forma combined balance sheet.

Management`s Discussion and Analysis..., page 43

Overview, page 43
35. Please discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands, or uncertainties that may affect the company`s financial condition. Challenges that should be discussed include the transition from being a wholly-owned subsidiary to a publicly-traded company (including paying for the increased costs associated with being a public company), the company`s ability to generate similar rates of growth, and any plans for expansion. Consider identifying the metrics used to gauge the company`s financial condition or performance (e.g., revenues per display, which is mentioned on page 50).

36. Discuss the financial impact of the increased costs you expect to incur as a result of operating as an independent public subsidiary of
Clear Channel Communications. For example, you indicate in a risk factor on page 19 that you may incur increased costs associated with reduced economies of scale, costs for services and personnel, etc. What additional expenses will you incur since Clear Channel Communications will no longer cover these costs?
37. Discuss whether Clear Channel Communications is planning to dispose of its interest in your company, if known. If it has any such plans, disclose the details of your plans to establish functions independently of Clear Channel Communications, including an estimate of the costs that you expect to incur in preparing the company to operate as a stand-alone entity.

Results of Operations, page 45
38. Please refer to the "Revenues" section on page 45.  Quantify the
"decline in revenues from [your] media products in France" and how much this decline "offset" the growth. Provide similar quantified disclosure with respect to any factors that significantly affected your financial results for a particular period.
In addition, where multiple factors contributed to a particular financial result, please state, with quantified disclosure, how much each factor contributed to that result. For example, we note from page 46 that your domestic operations contributed approximately $94.9 million to the revenues during 2003 and that this contribution was due to both "increased rates and occupancy on [your] bulletin inventory" and your acquisition of The Ackerley Group. Please state how much of this increase was due to the increased rates and occupancy and how much was due to the Ackerley Group acquisition.

Finally, describe any known trends or uncertainties that had, or you expect may reasonably have, a material impact on your operations and if you believe that these trends are indicative of future performance. For example, it appears that rate increases contributed significantly to your growth in revenues; you should indicate whether management expects similar rate increases in the future. Similarly, indicate whether management expects significant growth in the number of displays in the future.
39. Please explain the company`s definition of "divisional" operating expenses.

Income Taxes, page 47
40. Please revise your disclosure to more specifically discuss the factors that resulted in your effective tax rate of 89% for the year ended December 31, 2004. Also disclose in more detail the nature of the reversal of certain deferred tax liabilities, adjustments to your deferred tax asset and additional taxes due to certain tax contingencies.

Domestic Results of Operations, page 49
41. Please disclose in more detail what you mean by fewer display takedowns and their effect on accelerated depreciation.
Use of OIBDAN and OIBN, page 51
42. We note that you use "OIBDAN" and "OIBN" to evaluate your segment. Please tell us how you use consolidated non-GAAP measures to evaluate your segment. Based on your MD&A and Note M of your financial statements, it appears to us that your measure of segment profit/loss is operating income and not these measures.
43. We note your disclosure concerning the material limitations associated with the use of "OIBDAN" and "OIBN" as compared to the most directly comparable GAAP measure, operating income. Please discuss the manner in which you compensate for these limitations when using these non-GAAP measures.
44. You disclose that you use "OIBDAN" and "OIBN" to assess the ability of your assets to generate cash sufficient to pay interest on your indebtedness. It appears to us that you are using these measures to evaluate liquidity. If you are using these non-GAAP measures to evaluate liquidity, please reconcile them to the most closely comparable GAAP measure of liquidity, cash flows from operating activities. Also expand to disclose the substantive reasons why you believe the presentation of these measures provides useful information to investors regarding liquidity. We note the following disclosure on page 3: "Our fundamental goal is to increase stockholder value by maximizing our cash flow from operations worldwide."
45. Provide an expanded discussion of management`s analysis of the company`s performance based on an evaluation of "OIBDAN" and "OIBN."
Describe the assessments or conclusions that management made.

Cash Flows, page 52
46. Please refer to page 53. Explain more clearly the nature of the
"changes" in the "Due from Clear Channel Communications" balance that resulted in the $43.9 million increase in cash provided by operations.
47. Please refer to the "Investing Activities" section on page 53. Explain the reasons for the increase in cash used in investing activities for the six months ended June 30, 2005. Describe in greater detail the nature of the "acquisition activity" that occurred during 2004.

 Liquidity, page 54

48. For the most part, the "Liquidity" section appears to repeat merely information already disclosed in other sections. The current discussion does not provide a clear picture of your ability to generate cash and meet existing and known short- and long-term cash requirements. Please revise to identify, in a clear and useful manner, all significant sources of liquidity available to your business after the offering. For example, clarify the nature of the
"additional intercompany and third-party indebtedness" that provide
"alternative sources of liquidity." Explain the basis of the company`s belief that these sources will be available.
49. Please discuss in more detail and quantify your short-term and long-term cash requirements. Your discussion should include the funds necessary to maintain current operations and any commitments for capital expenditures and other expenditures. Refer to Section IV of the Commission`s Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

50. Your liquidity section should discuss the cash requirements for implementing your business strategy, as described in the prospectus
(e.g., on pages 3-4). For example, provide detailed (and quantified, if possible) disclosure regarding how the company`s plans to "pursue new cost-effective technologies," such as electronic displays, will affect the company`s cash needs (e.g., the effect of any increased research and development expenses). The liquidity section should indicate the source of funds for each anticipated cash need. Please refer to Release No. 33-8350 for additional guidance regarding the disclosure expected in the liquidity section.
51. Provide a clearer description of the relationship between your company and Clear Channel Communications with respect to the management of cash generated by your company after the offering. In this regard, provide detailed and useful discussion of the terms of the "cash management arrangement" between the two companies, including the definition of "excess operating cash" (including how this "excess" cash differs from the cash generated by your domestic and international operations), the terms of the "revolving demand promissory note" issued by Clear Channel Communications, the terms of the "uncommitted revolving demand promissory notes" issued by your company to Clear Channel Communications, and any limitations on your access to the commingled funds. Tell us whether the agreements governing the "cash management arrangement" will be filed as exhibits to the registration statement.

Covenant Compliance, page 55
52. Briefly describe the definition of "change of control" as provided in the $2.5 billion intercompany note. Also describe the terms governing the repayment of the note in case the company conducts an equity or debt offering. Note that Release No. 33-8350 recommends expanded disclosure of material covenants when they limit, or are reasonably likely to limit, a company`s ability to undertake financing to a material extent.
53. Please describe briefly the events that constitute events of default under the intercompany note, the $1.8 billion revolving credit facility, and the revolving promissory notes issued by your company and Clear Channel Communications.

Industry Overview, page 61
54. In your response letter, please tell us if any of the "third-party industry publications and surveys and forecasts" were prepared in connection with this registration statement. Confirm, if true, that these materials are publicly-available.

Industry Metrics, page 61
55. Identify the "leading market research firm" mentioned in the first sentence of this section. Provide us with copies of the relevant excerpts that support the assertions made in the first paragraph of this section.

Business, page 64

Our History, page 65
56. Please provide a brief discussion of the concurrent spin-off of
CCE Spinco, Inc.

Legal Proceedings, page 76
57. With respect to your discussion of the Cabrera litigation, quantify the "portion" of damages that is covered by your insurance.

Management, page 77

58. Once you select them, identify the additional directors and provide the biographical information for them as required by Item 401 of Regulation S-K. Also, we remind you to file consents for any persons about to be named as directors who have not signed the registration statement. See Securities Act Rule 438.

Director Compensation, page 81
59. Please quantify, if known, the "additional annual cash retainer" that will be paid to the chairpersons of the various committees.

Stock Ownership of Directors and Executive Officers, page 81
60. We note that the table on page 81 is as of March 11, 2005.
Please update this table to the most recent practicable date.

Employment Agreements, page 88
61. Currently, your exhibit list does not indicate the filing of any of the employment agreements discussed in this section. Advise us whether or not you intend to file the employment agreements pursuant to Item 601(b)(10) of Regulation S-K, and if not, why you believe you are not required to do so.

Arrangements Between Clear Channel Communications and Us, page 92
62. Please provide us with copies of the agreements discussed in this section. We may have further comments after reviewing these agreements.

Master Agreement, page 92
63. Please refer to the "Other Provisions" section on page 95. Please briefly describe the "restrictions" on your ability to repurchase Class A stock, or securities convertible into or exercisable for Class A stock, as mentioned in the first bullet-point sentence.

Corporate Services Agreement, page 96
64. Disclose the amounts you are required to pay to Clear Channel Communications for the various corporate services or how those amounts will be determined. For example, explain how you will determine what is an "allocable portion" of the compensation and benefits costs in the last paragraph of this section. Similarly revise the disclosure about the royalty fee on page 101 to quantify the percentage of annual revenues that will comprise the basis for the fee.

Clear Channel Communications Agreements with Third Parties, page
101
65. Please briefly describe the nature of the "services" provided by the third-parties. Indicate, to the extent currently known, which of these services your company will continue to receive through the arrangement with Clear Channel Communications.

Description of Capital Stock, page 103
66. Please provide us with copies of the amended and restated certificate of incorporation. We may have further comments after reviewing the material.

Material U.S. Federal Tax Considerations..., page 112
67. Avoid using all-capital letters for the last paragraph on page
112.  Use alternative means to highlight this text.





Underwriting, page 115

68. Please disclose the factors that will be used by the underwriters in determining whether to release the shares subject to the lock-up agreements. Indicate whether there is any current intention to release those shares prior to the expiration of the lock-up periods.

Available Information, page 117

69. The new address for the Public Reference room is 100 F Street,
N.E., Washington, D.C.   Please revise accordingly.

Report of Independent Registered Public Accounting Firm, page F-2
70. Please remove the preamble by amending the registration statement before its effectiveness.

Combined Balance Sheets, page F-3
71. Please comply with Rule 5-02(19) and (20) of Regulation S-X.

Combined Statements of Cash Flows, page F-6
72. Please disclose cash paid for income taxes on your behalf by your parent.

Combined Statement of Operations, page F-4
73. Please comply with Rule 5-03 of Regulation S-X.
74. Please comply with SAB 11B.

Note B - Definite-lived Intangibles, page F-13
75. Please disclose the weighted average amortization period in total and by major asset class under paragraph 44(c) of FAS142.

Note B - Indefinite-lived Intangible, page F-14
76. Please refer to Clear Channel Communication, Inc.`s letter dated
January 12, 2004 addressed to the staff concerning the billboard permits. In this letter, Clear Channel stated "...we do not use the residual method to value any intangible assets other than goodwill..." and "(w)e obtained the fair value of our permits from a third-party independent appraiser." It appears to us that Clear Channel tested impairment of their billboard permits under the direct method since the adoption of FAS 142. Please tell us why your disclosures are inconsistent with Clear Channel`s letter.
Note E - Asset Retirement Obligation, page F-18
77. Please tell us the nature of the 2004 changes in your estimates of the remediation costs.

Note M - Segment Data, page F-27
78. Please tell us and disclose why you have revenue and assets derived from the company`s foreign operations in the Domestic data.

Financial Statement Schedules, page II-3
79. Please provide Schedule II under Rule 5-04 of Regulation S-X.

Exhibits
80. Please file the legality opinion as soon as possible. We may have comments after we have had an opportunity to it.

* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Robert Carroll at (202) 551-3362 or Dean Suehiro at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters.  Please contact Ted
Yu
at (202) 551-3372, Michele M. Anderson, Legal Branch Chief, at
(202)
551-3833, or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director

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Mark P. Mays
Clear Channel Outdoor Holdings, Inc.
September 9, 2005
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